Press Release

North America’s Railroad

CN Reports Second Quarter Results

Record Results Reflect Improved Operational Performance and Solid Top-Line Growth

MONTREAL, July 26, 2022 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the second quarter ended June 30, 2022. Financial performance improved year-over-year with record adjusted diluted earnings per share (EPS) of C$1.93, up 30%. (1) For the same period, the Company reported diluted EPS up 32% to C$1.92. CN also delivered solid operational performance with improvements in key operating metrics such as origin train performance, car velocity, through dwell and record fuel efficiency, resulting in a lower operating ratio.

“I am proud of our team of railroaders and pleased with our solid performance this quarter. Our team has the network running well, demonstrating improvements in service levels to our customers, driving greater velocity and generating strong financial results. We are preparing for a busy fall and are well positioned to achieve our 2022 outlook.”
–Tracy Robinson, President and Chief Executive Officer, CN

Financial results and operating highlights
Second-quarter 2022 compared to second-quarter 2021
•Record revenues of C$4,344 million, an increase of C$746 million or 21%.
•Record operating income of C$1,769 million, an increase of 28%, and record adjusted operating income of C$1,781 million, an increase of 29%. (1)
•Diluted EPS of C$1.92, an increase of 32%, and record adjusted diluted EPS of C$1.93, an increase of 30%. (1)
•Operating ratio, defined as operating expenses as a percentage of revenues, of 59.3%, an improvement of 2.3-points, and adjusted operating ratio of 59.0%, an improvement of 2.6-points. (1)
•Free cash flow for the first six months of 2022 was C$1,568 million compared to C$1,280 million for the same period in 2021. (1)
•Injury frequency rate (3) increased by 43% and the accident rate (4) decreased by 24%.
•Car velocity (car miles per day) improved by 2% and through dwell (entire railroad, hours) improved by 6%.
•Fuel efficiency improved by 4% to a record of 0.838 US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs).
•For the month of June, origin train performance, defined as the percentage of actual train departure time compared to designed train departure time at selected yards, reached 91%, an improvement of 14% compared to 80% for the same period in 2021.

Reaffirming 2022 financial outlook (2)
CN confirms its 2022 outlook targeting to deliver approximately 15-20% adjusted diluted EPS growth in 2022. (1) CN continues to target an operating ratio below 60% for 2022 as well as a ROIC of approximately 15%. (1) CN maintains its free cash flow target in the range of C$3.7 billion - C$4.0 billion in 2022. (1)

Second-quarter 2022 revenues, traffic volumes and expenses
Revenues for the second quarter of 2022 were C$4,344 million, an increase of C$746 million, or 21%, when compared to the same period in 2021. The increase was mainly due to higher applicable fuel surcharge rates, freight rate increases, higher Canadian export volumes of coal via west coast ports, higher volumes of U.S. grain and the positive translation impact of a weaker Canadian dollar; partly offset by significantly lower export volumes of Canadian grain.

Revenue ton miles (RTMs), measuring the weight and distance of freight transported by CN, increased by 2% compared to the year-earlier period. Freight revenue per RTM increased by 19% compared to the year-earlier period, mainly driven by higher applicable fuel surcharge rates, freight rate increases and the positive translation impact of a weaker Canadian dollar.
CN | 2022 Quarterly Review – Second Quarter 1

Press Release
Operating expenses for the second quarter of 2022 increased by 16% to C$2,575 million, mainly driven by higher fuel prices and the negative translation impact of a weaker Canadian dollar; partly offset by lower average headcount.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN may also use non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio (referred to as adjusted performance measures) and free cash flow. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted diluted EPS outlook (2), ROIC outlook (2) and free cash flow outlook (2) exclude certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments on its adjusted diluted EPS, ROIC or free cash flow because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook, its ROIC outlook or its free cash flow outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

(3) Per 200,000 person hours, based on Federal Railroad Administration (FRA) reporting criteria.

(4) Per million train miles, based on FRA reporting criteria.

2022 key assumptions
CN has made a number of economic and market assumptions in preparing its 2022 outlook. The Company assumes that North American industrial production for the year will increase in the mid single-digit range and assumes U.S. housing starts of approximately 1.6 million units and U.S. motor vehicle sales of approximately 15.5 million units. For the 2021/2022 crop year, the grain crop in Canada was below its three-year average and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2022/2023 grain crop in Canada will be above its three-year average (or in line when excluding the significantly lower 2021/2022 crop year) and that the 2022/2023 U.S. grain crop will be in line with its three-year average. CN assumes total RTMs in 2022 will increase in the low single-digit range versus 2021. CN assumes continued pricing above rail inflation upon contract renewals. CN assumes that in 2022, the value of the Canadian dollar in U.S. currency will be approximately $0.80, and assumes that in 2022 the average price of crude oil (West Texas Intermediate) will be in the range of US$90 - US$100 per barrel. In 2022, CN plans to invest approximately 17% of revenues in its capital program.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.
2 CN | 2022 Quarterly Review – Second Quarter

Press Release
About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 18,600-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(438) 455-3692	(514) 399-0052
media@cn.ca	investor.relations@cn.ca

CN | 2022 Quarterly Review – Second Quarter 3

Selected Railroad Statistics – unaudited

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	4,344	3,598	8,052	7,133
Freight revenues ($ millions)	4,195	3,452	7,803	6,875
Operating income ($ millions)	1,769	1,382	2,996	2,709
Adjusted operating income ($ millions) (2)(3)	1,781	1,382	3,018	2,572
Net income ($ millions) (4)	1,325	1,036	2,243	2,012
Adjusted net income ($ millions) (2)(3)(4)	1,334	1,060	2,259	1,934
Diluted earnings per share ($) (4)	1.92	1.46	3.22	2.83
Adjusted diluted earnings per share ($) (2)(3)(4)	1.93	1.49	3.25	2.72
Free cash flow ($ millions) (2)(5)	997	741	1,568	1,280
Gross property additions ($ millions)	707	729	1,086	1,141
Share repurchases ($ millions)	1,173	123	2,466	414
Dividends per share ($)	0.7325	0.6150	1.4650	1.2300
Financial ratio
Operating ratio (%) (6)	59.3	61.6	62.8	62.0
Adjusted operating ratio (%) (2)(3)	59.0	61.6	62.5	63.9
Operational measures (7)
Statistical operating data
Gross ton miles (GTMs) (millions)	120,742	116,735	231,808	237,515
Revenue ton miles (RTMs) (millions)	60,551	59,246	117,105	120,700
Carloads (thousands)	1,474	1,469	2,820	2,900
Route miles (includes Canada and the U.S.)	18,600	19,500	18,600	19,500
Employees (end of period)	22,783	24,376	22,783	24,376
Employees (average for the period)	23,137	24,410	22,928	24,459
Key operating measures
Freight revenue per RTM (cents)	6.93	5.83	6.66	5.70
Freight revenue per carload ($)	2,846	2,350	2,767	2,371
GTMs per average number of employees (thousands)	5,219	4,782	10,110	9,711
Operating expenses per GTM (cents)	2.13	1.90	2.18	1.86
Labor and fringe benefits expense per GTM (cents)	0.56	0.59	0.62	0.62
Diesel fuel consumed (US gallons in millions)	101.2	101.4	202.3	211.8
Average fuel price ($ per US gallon)	5.82	3.24	5.12	3.06
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.838	0.869	0.873	0.892
Train weight (tons)	9,512	9,840	9,478	9,623
Train length (feet)	8,427	8,749	8,320	8,536
Car velocity (car miles per day)	209	205	185	195
Through dwell (entire railroad, hours)	7.2	7.7	8.1	8.0
Through network train speed (miles per hour)	19.3	19.5	18.0	18.8
Locomotive utilization (trailing GTMs per total horsepower)	203	204	195	201
Safety indicators (8)
Injury frequency rate (per 200,000 person hours)	1.39	0.97	1.36	1.30
Accident rate (per million train miles)	1.52	1.99	2.03	1.68
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.
(5)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(6)Operating ratio is defined as operating expenses as a percentage of revenues.
(7)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(8)Based on Federal Railroad Administration (FRA) reporting criteria.
4 CN | 2022 Quarterly Review – Second Quarter

Supplementary Information – unaudited

	Three months ended June 30				Six months ended June 30
	2022	2021	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2022	2021	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	829	685	21%	18%	1,585	1,346	18%	16%
Metals and minerals	466	377	24%	20%	872	745	17%	15%
Forest products	513	451	14%	11%	939	880	7%	5%
Coal	249	158	58%	56%	444	284	56%	55%
Grain and fertilizers	604	609	(1%)	(3%)	1,208	1,322	(9%)	(10%)
Intermodal	1,326	1,037	28%	26%	2,382	2,005	19%	18%
Automotive	208	135	54%	50%	373	293	27%	25%
Total freight revenues	4,195	3,452	22%	19%	7,803	6,875	13%	12%
Other revenues	149	146	2%	—%	249	258	(3%)	(5%)
Total revenues	4,344	3,598	21%	18%	8,052	7,133	13%	12%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	12,330	10,054	23%	23%	23,889	20,786	15%	15%
Metals and minerals	7,149	6,652	7%	7%	13,412	12,945	4%	4%
Forest products	6,650	6,957	(4%)	(4%)	12,469	13,627	(8%)	(8%)
Coal	6,127	4,648	32%	32%	11,495	8,674	33%	33%
Grain and fertilizers	12,453	14,922	(17%)	(17%)	25,804	32,763	(21%)	(21%)
Intermodal	15,070	15,409	(2%)	(2%)	28,626	30,642	(7%)	(7%)
Automotive	772	604	28%	28%	1,410	1,263	12%	12%
Total RTMs	60,551	59,246	2%	2%	117,105	120,700	(3%)	(3%)
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	6.72	6.81	(1%)	(4%)	6.63	6.48	2%	1%
Metals and minerals	6.52	5.67	15%	12%	6.50	5.76	13%	11%
Forest products	7.71	6.48	19%	16%	7.53	6.46	17%	15%
Coal	4.06	3.40	19%	18%	3.86	3.27	18%	17%
Grain and fertilizers	4.85	4.08	19%	16%	4.68	4.04	16%	15%
Intermodal	8.80	6.73	31%	29%	8.32	6.54	27%	26%
Automotive	26.94	22.35	21%	17%	26.45	23.20	14%	12%
Total freight revenue / RTM	6.93	5.83	19%	16%	6.66	5.70	17%	16%
Carloads (thousands) (3)
Petroleum and chemicals	162	143	13%	13%	321	293	10%	10%
Metals and minerals	236	241	(2%)	(2%)	445	464	(4%)	(4%)
Forest products	86	90	(4%)	(4%)	164	176	(7%)	(7%)
Coal	129	100	29%	29%	247	169	46%	46%
Grain and fertilizers	142	162	(12%)	(12%)	287	338	(15%)	(15%)
Intermodal	664	691	(4%)	(4%)	1,253	1,367	(8%)	(8%)
Automotive	55	42	31%	31%	103	93	11%	11%
Total carloads	1,474	1,469	—%	—%	2,820	2,900	(3%)	(3%)
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	5,117	4,790	7%	4%	4,938	4,594	7%	6%
Metals and minerals	1,975	1,564	26%	23%	1,960	1,606	22%	20%
Forest products	5,965	5,011	19%	16%	5,726	5,000	15%	13%
Coal	1,930	1,580	22%	21%	1,798	1,680	7%	6%
Grain and fertilizers	4,254	3,759	13%	11%	4,209	3,911	8%	6%
Intermodal	1,997	1,501	33%	32%	1,901	1,467	30%	29%
Automotive	3,782	3,214	18%	14%	3,621	3,151	15%	13%
Total freight revenue / carload	2,846	2,350	21%	19%	2,767	2,371	17%	15%
(1)This Non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
CN | 2022 Quarterly Review – Second Quarter 5

Non-GAAP Measures – unaudited

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of tax law changes and rate enactments.
These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three and six months ended June 30, 2022, the Company's adjusted net income was $1,334 million, or $1.93 per diluted share, and $2,259 million, or $3.25 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2022 exclude advisory fees related to shareholder matters of $12 million, or $9 million after-tax ($0.01 per diluted share), and $22 million, or $16 million after-tax ($0.03 per diluted share), respectively, recorded in Casualty and other within the Consolidated Statements of Income.
For the three and six months ended June 30, 2021, the Company's adjusted net income was $1,060 million, or $1.49 per diluted share, and $1,934 million, or $2.72 per diluted share, respectively. (1) The adjusted figures for the three and six months ended June 30, 2021 exclude amortization of bridge financing and other fees of $32 million, or $24 million after-tax ($0.03 per diluted share) recorded in the second quarter, resulting from the Kansas City Southern ("KCS") transaction, recorded in Interest expense within the Consolidated Statements of Income. The adjusted figures for the six months ended June 30, 2021 also exclude the recovery of $137 million, or $102 million after-tax ($0.14 per diluted share) recorded in the first quarter related to the loss on assets held for sale in the second quarter of 2020, to reflect an agreement for the sale of on-going rail operations, certain non-core rail lines in Wisconsin, Michigan and Ontario to a short line operator.

(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.

6 CN | 2022 Quarterly Review – Second Quarter

Non-GAAP Measures – unaudited

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three and six months ended June 30, 2022 and 2021, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2022	2021	2022	2021
Net income (1)	$1,325	$1,036	$2,243	$2,012
Adjustments:
Operating expense adjustments:
Advisory fees related to shareholder matters	12	—	22	—
Recovery of loss on assets held for sale	—	—	—	(137)
Non-operating expense adjustments:
Amortization of bridge financing and other fees	—	32	—	32
Tax adjustments:
Tax effect of adjustments (2)	(3)	(8)	(6)	27
Total adjustments	9	24	16	(78)
Adjusted net income (1)	$1,334	$1,060	$2,259	$1,934
Diluted earnings per share (1)	$1.92	$1.46	$3.22	$2.83
Impact of adjustments, per share	0.01	0.03	0.03	(0.11)
Adjusted diluted earnings per share (1)	$1.93	$1.49	$3.25	$2.72
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.
(2)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three and six months ended June 30, 2022 and 2021, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except percentages	2022	2021	2022	2021
Operating income	$1,769	$1,382	$2,996	$2,709
Operating expense adjustments:
Advisory fees related to shareholder matters	12	—	22	—
Recovery of loss on assets held for sale	—	—	—	(137)
Total operating expense adjustments	12	—	22	(137)
Adjusted operating income	$1,781	$1,382	$3,018	$2,572
Operating expenses	$2,575	$2,216	$5,056	$4,424
Total operating expense adjustments	(12)	—	(22)	137
Adjusted operating expenses	$2,563	$2,216	$5,034	$4,561
Operating ratio	59.3%	61.6%	62.8%	62.0%
Impact of adjustments	(0.3%)	—%	(0.3%)	1.9%
Adjusted operating ratio	59.0%	61.6%	62.5%	63.9%

CN | 2022 Quarterly Review – Second Quarter 7

Non-GAAP Measures – unaudited

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.
The average foreign exchange rates were $1.28 and $1.27 per US$1.00 for the three and six months ended June 30, 2022, respectively, and $1.23 and $1.25 per US$1.00 for the three and six months ended June 30, 2021, respectively.
On a constant currency basis, the Company's Net income would have been lower by $20 million ($0.03 per diluted share) for both the three and six months ended June 30, 2022.
The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three and six months ended June 30, 2022:

	Three months ended June 30				Six months ended June 30
In millions, except per share data	2022	Constant currency impact	2021	% Change at constant currency Fav (Unfav)	2022	Constant currency impact	2021	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$829	$(19)	$685	18%	$1,585	$(19)	$1,346	16%
Metals and minerals	466	(13)	377	20%	872	(13)	745	15%
Forest products	513	(14)	451	11%	939	(14)	880	5%
Coal	249	(3)	158	56%	444	(3)	284	55%
Grain and fertilizers	604	(13)	609	(3%)	1,208	(13)	1,322	(10%)
Intermodal	1,326	(15)	1,037	26%	2,382	(15)	2,005	18%
Automotive	208	(6)	135	50%	373	(6)	293	25%
Total freight revenues	4,195	(83)	3,452	19%	7,803	(83)	6,875	12%
Other revenues	149	(3)	146	—%	249	(3)	258	(5%)
Total revenues	4,344	(86)	3,598	18%	8,052	(86)	7,133	12%
Operating expenses
Labor and fringe benefits	681	(10)	692	3%	1,434	(10)	1,477	4%
Purchased services and material	557	(8)	527	(4%)	1,095	(8)	1,076	(1%)
Fuel	672	(23)	380	(71%)	1,197	(23)	744	(58%)
Depreciation and amortization	423	(6)	406	(3%)	843	(6)	810	(3%)
Equipment rents	87	(3)	83	(1%)	182	(3)	172	(4%)
Casualty and other	155	(5)	128	(17%)	305	(5)	282	(6%)
Recovery of loss on assets held for sale	—	—	—	—%	—	—	(137)	(100%)
Total operating expenses	2,575	(55)	2,216	(14%)	5,056	(55)	4,424	(13%)
Operating income	1,769	(31)	1,382	26%	2,996	(31)	2,709	9%
Interest expense	(128)	4	(158)	22%	(254)	4	(288)	13%
Other components of net periodic benefit income (1)	124	—	98	27%	249	—	197	26%
Other loss	(10)	—	51	(120%)	(24)	—	49	(149%)
Income before income taxes (1)	1,755	(27)	1,373	26%	2,967	(27)	2,667	10%
Income tax expense (1)	(430)	7	(337)	(26%)	(724)	7	(655)	(9%)
Net income (1)	$1,325	$(20)	$1,036	26%	$2,243	$(20)	$2,012	10%
Diluted earnings per share (1)	$1.92	$(0.03)	$1.46	29%	$3.22	$(0.03)	$2.83	13%
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.
8 CN | 2022 Quarterly Review – Second Quarter

Non-GAAP Measures – unaudited

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three and six months ended June 30, 2022 and 2021, to the non-GAAP free cash flow presented herein:

	Three months ended June 30		Six months ended June 30
In millions	2022	2021	2022	2021
Net cash provided by operating activities	$1,713	$1,475	$2,283	$2,427
Net cash used in investing activities	(716)	(1,642)	(817)	(2,055)
Net cash provided before financing activities	997	(167)	1,466	372
Adjustments:
Cash income taxes for merger transaction-related payments and cash receipts (1)	—	—	102	—
Transaction-related costs (2)	—	63	—	63
Advance for acquisition (2)	—	845	—	845
Total adjustments	—	908	102	908
Free cash flow	$997	$741	$1,568	$1,280
(1)Relates to income tax payments of $102 million for KCS merger transaction-related payments and cash receipts. See Note 3 – Acquisitions, Terminated CN KCS merger agreement, to the Company’s 2021 Annual Consolidated Financial Statements and the section entitled Adjusted performance measures to the Company's 2021 Annual MD&A filed on February 1, 2022 which may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section for additional information.
(2) Relates to an advance to KCS and other transaction costs paid. See Note 4 – Acquisition to the Company's unaudited Interim Consolidated Financial Statements for further information.

CN | 2022 Quarterly Review – Second Quarter 9

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended June 30, 2022 and 2021, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended June 30,	2022	2021
Debt		$14,372	$13,719
Adjustments:
Operating lease liabilities, including current portion (1)		419	379
Pension plans in deficiency (2)		443	545
Adjusted debt		$15,234	$14,643
Net income (3)		$5,130	$4,010
Interest expense		576	559
Income tax expense (3)		1,512	1,308
Depreciation and amortization		1,631	1,603
Operating lease cost (4)		135	135
Other components of net periodic benefit income (3)		(459)	(343)
Other loss (income)		30	(48)
Adjustments:
Workforce reduction program (5)		39	—
Advisory fees related to shareholder matters (6)		42	—
Recovery of loss on assets held for sale (7)		—	(137)
Transaction-related costs (8)		84	—
Merger termination fee (9)		(886)	—
Adjusted EBITDA		$7,834	$7,087
Adjusted debt-to-adjusted EBITDA multiple (times)		1.94	2.07
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.
(4)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(5)Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in Labor and fringe benefits within the Consolidated Statements of Income.
(6)Relates to advisory fees related to shareholder matters recorded in Casualty and other within the Consolidated Statements of Income.
(7)Relates to the recovery of $137 million of the $486 million loss on assets held for sale recorded in the second quarter of 2020, resulting from the Company entering into an agreement for the sale of non-core lines. See Note 6 – Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for further information.
(8)Relates to transaction costs incurred as a result of the terminated CN Merger Agreement of $84 million, consisting of $125 million of transaction-related costs, partially offset by $41 million of income generated as a result of the applicable foreign exchange rates prevailing at the time of payment and related receipt of the US$700 million advance to KCS. See Note 4 –Acquisitions to the Company's unaudited Interim Consolidated Financial Statements for further information.
(9)Relates to the termination fee resulting from KCS terminating the CN Merger Agreement and entering into a merger agreement with CP. See Note 4 –Acquisitions to the Company's unaudited Interim Consolidated Financial Statements for further information.

10 CN | 2022 Quarterly Review – Second Quarter